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                                                                   P.O. BOX 2600
                                                     VALLEY FORGE, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com



April 18, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549


RE:      VANGUARD MUNICIPAL BOND FUNDS


Dear Mr. Sandoe:

     The following responds to your comments of April 17, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 58 that was filed on March 1, 2006.

COMMENT 1:     ALL FUNDS IN THE REGISTRANT WITH SEC NAMES RULE POLICIES
----------     --------------------------------------------------------


Comment: For each fund that has an 80% policy under rule 35d-1, disclose the policy in the "Fund Profile" section of the prospectus.

Response:      The Funds' 80% policies are disclosed in the "Security Selection"
               section of the prospectus. Even though the 80% policies are included as required by Rule 35d-1, neither rule 35d-1 nor Item 2 of Form N-1A require that the 80% policies be disclosed in the "Fund Profile" section.

COMMENT 2:     PROSPECTUS - VANGUARD INTERMEDIATE-TERM TAX EXEMPT FUND
----------     -------------------------------------------------------


Comment: The Primary Investment Strategies section states that the dollar-weighted average nominal maturity for the Intermediate-Term Tax-Exempt Fund will be 6-12 years. Rule 35d-1 refers to 3-10 years for intermediate-term bond funds.

Response:      The guide  referred  to in the  adopting  release  for rule 35d-1 assumes, with respect to maturity,  that bond funds come in three
               -- and only three -- categories: short-, intermediate-, and long-term. Although this is a common categorization, it is not the one Vanguard uses for its tax-exempt bond funds. Vanguard offers four such funds, which are managed to the following dollar-weighted average nominal maturities:

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April 18, 2006
Page 2


               Short-Term                1-2 years
               Limited-Term              2-6
               Intermediate-Term         6-12
               Long-Term                 12-25

               Where four categories are used, rather than three, we believe that any advantage gained by the application of the staff's uniform standard is outweighed by the disadvantages of placing a fund into an artificial -- and inappropriate -- maturity range.

               Changing the maturity range for the Intermediate-Term Tax-Exempt Fund to 3-10 years would not be in shareholders' best interests because it would result in an overlap in the maturity range between Vanguard's Limited-Term and Intermediate-Term Tax-Exempt Funds. We think investors are better served with a menu of offerings in which the average maturities of the funds are clearly delineated and do not overlap.

               We acknowledge that the staff should prevent funds from using names that are potentially misleading. But under any reasonable interpretation of the applicable guide and rule 35d-1, an average maturity range of 6-12 years qualifies as "intermediate-term." The name of Vanguard's Intermediate-Term Tax-Exempt Fund is not misleading, especially when placed in the context of the other tax-exempt funds offered by Vanguard.

COMMENT 3:     PROSPECTUS - HIGH-YIELD TAX-EXEMPT FUND
----------     ---------------------------------------


Comment: The High-Yield Tax-Exempt Fund's Primary Investment Strategies state that, "[t]he Fund invests at least 80% of its assets in investment-grade  municipal  bonds...." A  high-yield  tax-exempt fund should have below investment grade bonds included in its 80% policy under rule 35d-1.


Response:      The  names  rule's  80%  requirement  does not  apply to the term
               "high-yield"  when it is used in the name of a  tax-exempt  fund.
               Question 7 of the FAQ for rule 35d-1 states, "... a fund that uses the term `high-yield' in conjunction with a term such as `municipal' or `tax-exempt' that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria." The phrase "these rating criteria" refers to the following ratings for "high-yield" taxable bonds: "... bonds receiving a Standard &
               Poor's rating below BBB or a Moody's rating below Baa."

               We note that the Fund has a fundamental policy to invest 80% of its assets in tax-exempt securities under normal conditions, as required by rule 35d-1.


COMMENT 4:     TANDY REQUIREMENTS
----------     ------------------


As required by the SEC, the Fund acknowledges that:

               o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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April 17, 2006
Page 3


     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.



Sincerely,



Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department